July 14, 2005

                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Abby Adams
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

        Re:     American Republic Realty Fund I
                Schedule TO-T filed June 2, 2005,
                by Everest Properties II, LLC,
                Amended June 30, 2005

Dear Ms. Adams:

     This letter responds to the Staff's comments conveyed in your letter of July 6, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. The Staff has simply reasserted the same comment without any support for the conclusion that somehow the financial statements of potentially "dominant or controlling shareholders" might be material to persons considering an offer.
Note 195 of Exchange Act Release No. 42055 (Jan. 24, 2000) likewise provides no support for such conclusion. For the reasons stated in my previous response letter dated June 30, 2005, the bidder's financial statements are not material to persons considering the Offer.

     Despite our disagreement with the Staff's comment, as an expedient to completing our offer, we are amending the offer to include the bidder's financial statements. However, we reserve our right not to make comparable disclosure in future offers.

     2. We do not believe this comment is appropriate because it misstates the requirement of Item 1004(a)(xii) of Regulation M-A and it asks the bidder to include in the Offer a statement of warranty that is neither required nor appropriate. The item requires disclosure of "[t]he federal income tax consequences of the transaction, if [such tax consequences are] material." The "transaction" is the acquisition by bidder of up to 1,500 Units of Limited Partnership Interest, for cash. We do not believe there are any federal income tax consequences to the target registrant of that transaction. The description of tax consequences set forth in the Offer is provided as a courtesy to security holders, consistent with common practice.

     Even if the Staff does not agree with the foregoing, tax consequences are described, and therefore the bidder has either succeeded or failed to satisfy the requirement to state "[t]he federal income tax consequences of the transaction," which success or failure is not changed by a statement in the Offer claiming that the bidder has "disclosed all material federal tax consequences of the transaction." There is no requirement that the bidder make such a specific warranty statement to security holders regarding the tax disclosure, just as there is no requirement that such a specific warranty statement be made to security holders regarding any particular topic for which disclosure is required or is made.

     We are filing an amendment concurrently with this letter and disseminating it to the Unit Holders in the same manner as the initial materials were disseminated - i.e., by mail. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                        Very truly yours,


                                        /s/ Christopher K. Davis
                                        Christopher K. Davis
                                        Vice President and General Counsel

CKD:ckd